Exhibit 6.7

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated December 27, 2019 (the “Effective Date”), is among Bayou Road Investments, Inc., a Delaware corporation (“Seller”), and Momentum NRG LLC, a Texas limited liability company and/or assigns (the “Purchaser”). Each of Purchaser and the Seller are sometimes referred to individually as a “Party” or collectively as the “Parties”.

WHEREAS, the Seller’s Board of Directors has (a) determined that it is in the best interests of the Seller and its stockholders, and declared it advisable, to enter into this Agreement providing for the sale to the Purchaser of approximately 6,274,879 shares of the Common Stock, par value $0.01 per share of Principal Solar, Inc. (the “Company”), a Delaware corporation (the “Company Common Stock”) upon the terms and subject to the conditions set forth in this Agreement and (b) approved the execution and delivery of this Agreement by the Seller, the performance by the Seller of its covenants and other obligations in this Agreement, and the consummation of the all of the transactions contemplated hereunder (the “Transactions”) upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, The Purchaser has (a) declared it advisable to enter into this Agreement and (b) approved the execution and delivery of this Agreement, the performance of its respective covenants and other obligations under this Agreement, and the consummation of the Transactions upon the terms and subject to the conditions set forth in this Agreement.

NOW THEREFORE, the Parties agree as follows:

1.	DEFINITIONS & INTERPRETATIONS

1.1.	Certain Definitions, For all purposes of this Agreement, the following capitalized terms have the following respective meanings:

1.1.1.	“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

1.1.2.	“Business Day” means each day that is not a Saturday, Sunday, or a U.S. federal holiday.

1.1.3.	“Bylaws” means the bylaws of the Company in effect as of the Effective Date.

1.1.4.	“Charter” means the Certificate of Incorporation of the Company, as amended and in effect as of the Effective Date.

1.1.5.	“Company Options” means any outstanding options to purchase shares of Company Common Stock.

1.1.6	“Company Stockholders” means the holders of shares of Company’s Common Stock.

1.1.7.	“Dollars” are references to U.S. dollars.

1.1.8.	“DGCL” means the General Corporation Law of the State of Delaware.

1.1.9.	“Governmental Authority” means any federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission of any governmental authority or other governmental authority or instrumentality.

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1.1.10.	“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person; (b) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property, equipment and software; (c) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person; or (d) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

1.1.11.	“Knowledge” of a Person, with respect to any matter in question, means, (a) with respect to the Seller, the actual knowledge as of the date of this Agreement of K. Bryce Toussaint, the Seller’s sole officer and director, and (b) with respect to Purchaser, the actual knowledge of any venture partner of Purchaser.

1.1.12.	“Law” means any statute, law (including common law), ordinance, rule, or regulation.

1.1.13.	“Proceeding” means any claim, action, charge, lawsuit, litigation or other similarly formal legal proceeding brought by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.

1.1.14.	“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature.

1.1.15.	“Material Contract” means (a) any contract with liabilities that have been recorded in the Company Provided Balance Sheet, and (b) any contracts related to the Legacy Merger Liabilities and the Arowana Litigation;

1.1.16.	“Permitted Lien” means any of the following: (a) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate proceedings; (b) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other similar Liens or security interests that are not yet due or that are being contested in good faith and by appropriate proceedings; pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; or (c) any other Liens that are not material, do not secure a liquidated amount, and have been incurred or suffered in the ordinary course of business.

1.1.17.	“Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

1.1.18.	“Subsidiary” of any Person means any corporation, partnership or limited liability company in which such Person or one or more other subsidiaries of such Person or such Person and one or more other subsidiaries of such Person, directly or indirectly, has at least a majority ownership or the power to direct the policies, management and affairs thereof (including by contract).

1.1.19.	“Tax” means any federal, state, local or foreign income, gross receipts, capital stock, franchise, profits, withholding, social security, payroll, employment, unemployment, disability, license, severance, alternative minimum, estimated or other tax, custom, tariff, impost, levy, duty, fee or other like assessment or charge of any kind imposed by a Governmental Authority, together with all interest, penalties and additions imposed with respect to such amounts.

1.1.20.	“Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, any amended Tax return and any other document filed or required to be filed with any Governmental Authority relating to Taxes.

1.2.	Joint Drafting, The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement. Accordingly, they waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

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2.	THE CLOSING

2.1	Closing. The “Closing” of the transactions contemplated by this Agreement will occur on or before December 27, 2019 at 9:00 a.m., Central Daylight Time, which shall also be referred to herein as the “Closing Date”.

2.2	Purchaser Assumed Liabilities. The value provided by the Purchaser in consideration of the sale of the Purchased Shares shall be a Promissory Note of $1,000,000 USD bearing eight (8%) percent interest.

2.3	Purchaser Note. At Closing, Purchaser will execute and deliver to Seller a promissory note bearing 8% interest in the original principal amount of One Million Dollars And No/100s Dollars ($1,000,000 USD) The form of promissory note will be as mutually agreed between the Parties

2.4	Stock to Seller. With all possible expediency following Closing, seller will cause to be issued and delivered to purchaser the approximately 6,274,879 shares of restricted common stock of Principal Solar, Inc. (PSWW).

2.5	Delivery of Company Stock to Purchaser. Subsequent to Closing, Seller will transfer the approximately 6,274,879 shares of the Company Common Stock directly to Purchaser. Such transfer shall be in the form of (a) electronic form via book entry transfer to the accounts maintained by Purchaser’s brokers at The Depository Trust & Clearing Corporation (“DTCC”) with such accompanying documentation as may be required by Purchaser’s brokers and/or the Company’s transfer agent, or (b) by internal account transfer from Seller existing accounts to Purchaser existing accounts at the same brokerage firms to effect the transfer of such 6,274,879 shares of the Company Common Stock; or (c) by delivery of a physical certificate(s) duly issued by the Company through its transfer agent all to effect the transfer of such 6,274,879 shares of the Company Common Stock, including, but not limited to, stock powers bearing an appropriate medallion signature guarantee; Seller hereby agreeing to cooperate with Purchaser in any manner required to effect the transfer of the approximately 6,274,879 shares of Company Common Stock at no cost to Seller.

2.6	RESERVED.

3.	REPRESENTATIONS AND WARRANTIES OF THE SELLER. The Seller hereby represents and warrants to Purchaser as follows:

3.1.	Organization; Good Standing. The Seller and the Company (a) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (b) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. The Seller is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties and assets owned or leased or the nature of its activities make such qualification necessary. The Company has made available to Purchaser true, correct and complete copies of the Charter and the Bylaws. The Company is not in violation of the Charter or the Bylaws.

3.2.	Corporate Power; Enforceability, The Seller has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) to consummate the transactions hereunder. The execution and delivery of this Agreement by the Seller, the performance by the Seller of its covenants and obligations hereunder have been duly authorized by all necessary corporate action on the part of the Seller and no additional corporate actions on the part of the Seller are necessary to authorize (i) the execution and delivery of this Agreement by the Seller and (ii) the performance by the Seller of its covenants and obligations hereunder. This Agreement has been duly executed and delivered by the Seller and, assuming the due authorization, execution and delivery by Purchaser, constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as such enforceability (x) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (y) is subject to general principles of equity.

3.3.	Seller Board Approval, The Seller Board has (a) determined that it is in the best interests of the Seller and its stockholders, and declared it advisable, to enter into this Agreement upon the terms and subject to the conditions set forth in this Agreement and (b) approved the execution and delivery of this Agreement by the Seller, the performance by the Seller of its covenants and other obligations in this Agreement upon the terms and conditions set forth in this Agreemen.

3.4.	Non-Contravention. The execution and delivery of this Agreement by the Seller, the performance by the Seller of its covenants and obligations hereunder do not (a) violate or conflict with any provision of the Charter or the Bylaws or the equivalent organizational or governing documents of any Subsidiary of the Seller; ( b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the loss of any benefit under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract; (c) violate or conflict with any Law applicable to the Seller or the Company or by which any of its properties or assets are bound; or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Seller or the Company.

3.5	Requisite Governmental Approvals. No Consent, authorization of, filing or registration with, or notification to any Governmental Authority is required on the part of the Seller or the Company in connection with the (a) execution and delivery of this Agreement by the Seller or (b) performance by the Seller of its covenants and obligations pursuant to this Agreement; except (i) such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business and (ii ) such other Consents the failure of which to obtain would not have or be reasonably expected to have a material adverse effect on the Company.

3.6	No Other Representations and Warranties. Other than as expressly set forth in this Agreement, the Company does not make, nor has made, nor has any director, officer, representative, agent , or Affiliate made, any representation or warranty to Purchaser, or its respective Subsidiaries in connection with this Agreement, nor is Purchaser relying on any additional representation or warranty in determining to enter into this Agreement and the other transactions contemplated under this Agreement.

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4.	REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser hereby represents and warrant to the Seller as follows:

4.1.	Organization; Good Standing

4.1.1.	Good Standing. Purchaser (a) is a LIMITED LIABILITY COMPANY duly organized, validly existing and in good standing pursuant to the Texas law and (b) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

4.1.2.	Organizational Documents. Purchaser will make available to the Seller true, correct and complete copies of the Purchaser’s organization documents.

4.2.	Corporate Power; Enforceability. Purchaser has the requisite power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder. The execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its respective covenants and obligations hereunder have been duly authorized by all necessary action on the part of Purchaser and no additional actions on the part of Purchaser are necessary to authorize (i) the execution and delivery of this Agreement by Purchaser or (ii) the performance by Purchaser of its respective covenants and obligations hereunder. This Agreement has been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by the Seller, constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforceability (x) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (y) is subject to general principles of equity.

4.3.	Non-Contravention. The execution and delivery of this Agreement by Purchaser and the performance by Purchaser of its covenants and obligations hereunder do not (a) violate or conflict with any provision of the certificate of incorporation or bylaws of Purchaser; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Purchaser is a party or by which Purchaser or any of its properties or assets may be bound; or (c) assuming all requisite Seller consents, approvals and authorizations have been obtained, violate or conflict with any Law applicable to Purchaser or by which any of their properties or assets are bound.

4.4.	Requisite Governmental Approvals. No Consent of any Governmental Authority is required on the part of Purchaser or any of their Affiliates in connection with the (a) execution and delivery of this Agreement by Purchaser and (b) performance by Purchaser of its covenants and obligations pursuant to this Agreement except such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business or (ii) such other Consents the failure of which to obtain would not, individually or in the aggregate, have a material adverse effect on the Company after the Closing Date.

4.5.	Brokers. Except for financial advisors and investment bankers whose fees and expenses shall be borne solely by Purchaser, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Purchaser or any of their Affiliates who is entitled to any financial advisor, investment banking, brokerage, finder’s or other fee or commission in connection with the consummation of the transactions contemplated hereunder.

4.6.	No Other Representations and Warranties. Other than as expressly set forth in this Agreement, Purchaser makes, nor has made, nor has any director, officer, representative, agent, or Affiliate of Purchaser made, any representation or warranty to the Company in connection with this Agreement, nor is the Seller relying on any additional representation or warranty in determining to enter into this Agreement and to consummate the transactions contemplated under this Agreement.

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5.	GENERAL PROVISIONS

6.1.	Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Seller and Purchaser contained in this Agreement will terminate at the Closing Date, except that any covenants that by their terms survive the Closing Date will survive the Closing Date in accordance with their respective terms.

6.2.	Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (a) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (b) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (c) immediately upon delivery by hand or email, in each case to the intended recipient as set forth below:

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If to Seller:

Bayou Road Investments, Inc.

100 Crescent Court, Suite 700

Dallas, Texas 75201

Attn: K. Bryce Toussaint, Chief Executive Officer

Email: kbrycetoussaint@gmail.com

If to the Purchaser:

Momentum NRG, LLC

100 Crescent Court

Suite 700

Dallas, Texas 75201

Attn: Managing Member

Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address through a notice given in accordance with this Section 6.2.

6.3.	Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties, except without consent Purchaser may assign its rights under this Agreement to an Affiliate.

6.4.	Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.

6.5.	Amendment; Waiver. Subject to applicable Law and the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Purchaser and the Seller (pursuant to authorized action by the Seller Board (or a committee thereof). At any time and from time to time prior to the Closing Date, any Party may, to the extent legally allowed and except as otherwise set forth in this Agreement, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party in this Agreement; and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

6.6.	Fees and Expenses. All fees and expenses incurred in connection with this Agreement will be paid by the party incurring such expense.

6.7.	Third Party Beneficiaries, This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies hereunder,).

6.8.	Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

6.9.	Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement or by applicable Law on such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

6.10.	Governing Law; Venue. This Agreement is governed by and construed in accordance with the Laws of the State of Texas, without regard to its provisions regarding choice of law. The exclusive venue for any dispute under this Agreement or any agreement ancillary to this Agreement shall be the state and federal courts located in Dallas County, Texas.

6.11.	Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT.

6.12.	Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the Effective Date.

SELLER:

BAYOU ROAD INVESTMENTS, INC.
a Delaware Corporation

By: /s/ K. Bryce Toussaint
K. Bryce Toussaint, Chief Executive Officer

PURCHASER:

BAYOU ROAD INVESTMENTS, INC.

MOMENTUM NRG LLC
A Texas Limited Liability
Company And/or Assigns

By: /s/ K. Bryce Toussaint
Name: K. Bryce Toussaint
Title: Managing Member

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NOTES AND COMMENTS

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